UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Pure Acquisition Corp.
(Name of Subject Company (Issuer))

HighPeak Energy Partners II, LP (Offeror)

HighPeak Energy Partners GP II, LP (Offeror)

HighPeak Pure Acquisition, LLC (Offeror)

Jack D. Hightower (Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

74621Q 114
(CUSIP Number of Class of Securities)

Jack D. Hightower
Chief Executive Officer
c/o HighPeak Energy Partners II, LP
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102
(817) 850-9203

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sarah K. Morgan
Scott D. Rubinsky
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$20,700,000	$2,508.84

(1)     The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. HighPeak Energy Partners II, LP is offering to purchase 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp. (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 per Public Warrant.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,508.84	Filing Party:	HighPeak Energy Partners II, LP
Form or Registration No.	Schedule TO-T	Date Filed:	September 12, 2019

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to an offer (the “Offer”) by HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”), HighPeak Energy Partners GP II, LP, a Delaware limited partnership (“HPEP II GP”), and Jack D. Hightower (together with HPEP II, Sponsor and HPEP II GP, the “Offerors”) to purchase 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp., a Delaware corporation (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 12, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated September 12, 2019 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Amendments to the Schedule TO

The following items of the Schedule TO are hereby amended and supplemented as follows:

Item 3.      Identity and Background of Filing Person.

“Item 3. Identity and Background of Filing Person” of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)     Name and Address. The names of the Filing Persons are HighPeak Energy Partners II, LP, HighPeak Pure Acquisition, LLC, whose sole member is HighPeak Energy Partners, LP (“HPEP I”), HighPeak Energy Partners GP II, LP and Jack D. Hightower. HPEP II GP is the sole general partner of HPEP II. HighPeak Energy Partners GP, LP (“HPEP I GP”) is the sole general partner of HPEP I. HighPeak GP, LLC (“HP GP I”) is the sole general partner of HPEP I GP. HighPeak GP II, LLC (“HP GP II” and, together with HPEP I, HPEP I GP, HP GP I, HPEP II and HPEP II GP, the “HP Entities”) is the sole general partner of HPEP II GP. Mr. Hightower has the right to appoint all of the managers to the boards of managers of HP GP I and HP GP II, respectively, and is one of three managers of each of HP GP I and HP GP II. The business address and telephone of Mr. Hightower and the HP Entities are the business address and telephone number of the Company set forth under Item 2(a) above. Sponsor is the sponsor of the Company and beneficially owns 98.6% of the Company’s Class B common stock, par value $0.0001 per share, representing 19.7% of the Company’s voting stock. Mr. Hightower is the Chairman of the Board, Chief Executive Officer and President of the Company.

(b), (c) Business and Background of Filing Person. The principal business of HPEP I, HPEP I GP, HPEP II and HPEP II GP, each a Delaware limited partnership, and HP GP I and HP GP II, each a Delaware limited liability company, is to generally acquire oil and gas related assets and to engage in all aspects of the oil and gas industry, primarily in North America, including among other things, the acquisition of securities. The principal business of Sponsor, a Delaware limited liability company, is to serve as the sponsor of the Company. Mr. Hightower currently serves as the Chairman of the Board of Directors of the Company, and also as Chairman of the Board and Chief Executive Officer of each of HP GP I and HP GP II. Prior to his current roles, Mr. Hightower served as Chairman, President and CEO of Bluestem Energy Partners, LP from 2011 to 2013. Mr. Hightower is a citizen of the United States. In the past five years, none of the HP Entities nor Mr. Hightower was either convicted in a criminal proceeding or party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any such HP Entity or Mr. Hightower from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 5.      Past Contracts, Transactions, Negotiations and Agreements.

Paragraph (a) of “Item 5. Past Contracts, Transactions, Negotiations and Agreements” of the Schedule TO is hereby amended and supplemented by adding the following sentence to the end of such paragraph:

Except as incorporated by reference herein, there have been no transactions involving the Company and any of the HP Entities or Mr. Hightower that occurred during the last two fiscal years for which disclosure is required herein.

Paragraph (b) of “Item 5. Past Contracts, Transactions, Negotiations and Agreements” of the Schedule TO is hereby amended and restated in its entirety as follows:

(b) Significant Corporate Events. Except as set forth in the section entitled “Certain Relationships and Related Party Transactions” in the Proxy Statement, incorporated herein by reference, and as described herein, there have been no negotiations, transactions or material contracts during the past two years between the Company, on the one hand, and the HP Entities or Mr. Hightower, on the other hand, concerning any: (1) merger; (2) consolidation; (3) acquisition; (4) tender offers or acquisitions of any class of the Company’s securities; (5) election of the Company’s directors; or (6) sale or other transfer of a material amount of the assets of the Company.

Item 6.      Purposes of the Transaction and Plans or Proposals.

Paragraph (c) of “Item 6. Purposes of the Transaction and Plans or Proposals” of the Schedule TO is hereby amended and supplemented by replacing the phrase “the Offeror or its affiliates” with “the HP Entities or Mr. Hightower”.

Item 8.      Interest in Securities of the Subject Company.

Paragraph (a) of “Item 8. Interest in Securities of the Subject Company” of the Schedule TO is hereby amended and supplemented by replacing the phrase “HPEP II does not” with “None of the HP Entities, nor does Mr. Hightower,”.

Paragraph (b) of “Item 8. Interest in Securities of the Subject Company” of the Schedule TO is hereby amended and supplemented by replacing the phrase “neither the Offeror, nor any of its directors, executive officers, affiliates or subsidiaries” with “none of the HP Entities, nor any of their respective directors, executive officers, affiliates or subsidiaries, including Mr. Hightower,”.

Amendments to the Offer to Purchase, Letter of Transmittal and the Other Exhibits to the Schedule TO

All references to the “Offeror” or “HPEP II” in the Offer to Purchase (including any such references incorporated by reference into the Schedule TO), the Letter of Transmittal and the other exhibits attached to the Schedule TO for use in the Offer are hereby amended to refer to the Offerors as defined in this Amendment No. 2 (and to make such clerical modifications related thereto as may be necessary to reflect multiple Offerors).

In addition, the Offer to Purchase (including any information therein incorporated by reference into the Schedule TO), is hereby amended and supplemented as set forth below:

1.     The title of the transaction as it appears on the cover page of the Offer to Purchase is hereby amended and restated by replacing the phrase “OFFERS TO PURCHASE” with “OFFER TO PURCHASE.”

2.     All descriptions and references in respect of the offer to purchase “up to 20,700,000 Public Warrants” in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby revised to delete “up to” in all such descriptions and references.

3.     The information set forth on page 10 of the Offer to Purchase in the section entitled “The Offer—Section 3—Withdrawal Rights” is hereby amended and supplemented by amending and restating the first paragraph of Section 3 in its entirety as follows:

Tenders of Public Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date. If the Offer Period is extended, you may withdraw your tendered Public Warrants at any time until the extended Expiration Date. In addition, tendered Public Warrants that are not accepted by us for exchange by October 11, 2019 may thereafter be withdrawn by you until such time as the Public Warrants are accepted by us for exchange.

4.     The information set forth on page 15 of the Offer to Purchase in the section entitled “The Offer—Section 9—Conditions; Termination; Waivers; Extensions; Amendments” is hereby amended and supplemented by amending and restating the second paragraph of Section 9 in its entirety as follows:

The foregoing is for our sole benefit with respect to the Offer and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, in our discretion until the Offer shall have expired or been terminated. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive the conditions described above, we may be required to extend the Expiration Date, and if the condition is material, we will promptly disclose our decision whether or not to waive such condition. Any determination by us concerning the events described above will be final and binding on all parties; provided, however, Public Warrant holders are not foreclosed from challenging such determinations in a court of competent jurisdiction.

In addition, the Letter of Transmittal shall be deemed to be amended as described below, and such amended statements shall be deemed to be applicable to all Public Warrant holders who have previously or shall in the future use such Letter of Transmittal in connection with the Offer:

1.

The last sentence of the first paragraph on page 4 of the Letter of Transmittal is hereby amended and supplemented by deleting the phrase “that this tender may not be withdrawn after the Expiration Date, and” such that, as revised, the sentence shall read “The undersigned understands that a notice of withdrawal will be effective only if delivered to the Depositary in accordance with the specific withdrawal procedures set forth in the Offer to Purchase.”

2.	The representations, warranties and agreements of the Public Warrant holders on pages 5 and 6 of the Letter of Transmittal are hereby amended by deleting representation, warranty and agreement (vi).

Item 12.	Exhibits.

Exhibit No.	Description
(a)(l)(A)*	Offer to Purchase, dated September 12, 2019.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

Exhibit No.	Description
(d)(i)

Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ii)

Certificate of Amendment to the Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(iii)	Bylaws of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-223845) filed with the SEC on March 22, 2018).

(d)(iv)

Letter Agreement, dated April 12, 2018, among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(v)

Registration Rights Agreement, dated April 12, 2018, among Pure Acquisition Corp., HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File 001-38454) filed with the SEC on April 18, 2018).

(d)(vi)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vii)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File 001-38454) filed with the SEC on May 25, 2018).

(g)	Not applicable

(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Jack D. Hightower
Jack D. Hightower

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
Its general partner

By:	HighPeak GP II, LLC
Its general partner

By:	/s/ Jack D. Hightower
Jack D. Hightower
Chief Executive Officer

HIGHPEAK ENERGY PARTNERS GP II, LP

By:	HighPeak GP II, LLC
Its general partner

By:	/s/ Jack D. Hightower
Jack D. Hightower
Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:	/s/ Jack D. Hightower
Jack D. Hightower
Chief Executive Officer

Dated: September 20, 2019